UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Future Cardia, Inc.

(Exact name of issuer as specified in its charter)

Nevada	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695

(Full mailing address of principal executive offices)

(727) 470-3466

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” the “Company” or “Future Cardia” refer to Future Cardia, Inc., a Nevada corporation, whose name was Oracle Health, Inc. until July 21, 2022.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business—Risk Factors” included in our Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

Founded in May 2019, we are a medical device technology startup focusing on the development of a tiny insertable cardiac monitoring device to monitor heart failure. Our monitoring device is designed to detect signs of heart failure early enough so that non-hospital treatments can be administered and, thus, hospitalizations that typically result from heart failure can be reduced and prevented. Our tiny insertable cardiac monitor utilizes a multi-sensor approach and cloud-based pattern recognition (machine learning) to monitor chronic heart failure. We expect to submit our insertable cardiac device to the FDA for review under the FDA’s 510k framework around mid-2023, and we are on schedule for a patient ready insertable cardiac device for human implant under the first in man clinical study by December 2022. Our tiny insertable monitoring device, which has not yet been cleared by the FDA, will offer a long-term solution to heart failure monitoring that, we believe, features simplicity, improved accuracy, high patient protocol compliance and hospital economics.

In summer 2019, we completed the ZeroTo510 Medical Tech Accelerator program (a GAN accelerator) operated by MidSouth Sustainable Energy Solutions, Inc. in Memphis, TN. In August 2019, our concept device was approved by Maastricht University in the Netherlands for animal lab and human testing, and in September 2019, we entered into a research collaboration agreement with Maastricht University for the animal and human testing of our device. In November 2019, we were accepted to Johnson & Johnson’s life sciences incubator, or JLABS, located in the Texas Medical Center in Houston, where we maintain our research office and development facilities under license with the Texas Medical Center.

In May 2020, we were accepted to Tampa Bay Wave Accelerator program (a GAN accelerator). In July 2020, we began discussions with a number of nationally recognized heart failure clinics to discuss the possibility of human trials at one of those clinics. In October 2020, we were accepted to the “bootcamp” program of the TMCx Accelerator at the Texas Medical Center.

We filed a provisional patent application that covers the technology related to our insertable cardiac device, software dashboard, smartphone app and data accumulation techniques in May 2019, and a non-provisional utility patent application was submitted in May 2020 (Patent application No. 62/853,899).

In January 2021, we commenced engineering of an implantable battery to be used in our device with a top U.S. medical device manufacturer. In February 2021, we obtained a key battery technology to expedite our development. In July 2021, we filed for a second patent that encompasses the wireless antenna technology (Patent application No. 17/443,899) to be employed in our device. In summer 2021, we were accepted into the “YCombinator – Summer Batch 2021.” However, we declined participation in favor of our capital raise with investors on the Republic platform then and other venture firms and potential strategic partners. By September 2021, we had identified and made arrangements with engineering and data analysis partners for the commercialization of our device.

In January 2022, we were accepted into the Stanford StartX accelerator program, which is a premier accelerator program in the world with one of the highest success rates, with ten (10) startups achieving unicorn status in the past 12 years. Additionally, by January 2022, we had selected key engineering and manufacturing facilities, established an engineering design team and determined on implantable medical devices manufacturing firms to solidify the development of our device for human implant. In February 2022, we identified a principal investigator who will lead the first in human implant clinical trial. In March 2022, we successfully implanted our prototype device in animal lab to demonstrate near real world scenario. This testing showed the embodied antenna and sensor technology as well as data acquisitions and analytics capabilities of our device, which allows us to conduct additional testings before expected human implant in December 2022.

Since our inception, we have devoted substantially all of our efforts to research and development, testing, product engineering and raising capital. Accordingly, we are considered to be in the development stage. We have not generated revenue from operations to date. As of June 30, 2022, we had raised approximately $9.2 million through private placements and equity crowd funding.

Recent Developments

●	On January 13, 2021, we launched an offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which we offered up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000 (the “Reg A Offering”). On August 25, 2021, our Reg A Offering on the Republic platform was closed in which we sold 1,644,779 shares of common stock for gross proceeds of approximately $3.29 million. From December 20, 2021 to June 20, 2022, we continued our Reg A Offering on the platform provided by StartEngine Crowdfunding, Inc. (“StartEngine”) in which we sold approximately 1.56 million shares of common stock for gross proceeds of approximately $3.11 million.

●	On June 8, 2022, we completed the conversion from a Delaware corporation into a Nevada corporation (the “Change of Domicile”) by (i) incorporating a new entity in the State of Nevada named Oracle Health, Inc. (the “Merger Sub”) and (ii) merging the Company with and into the Merger Sub. We believe that the Change of Domicile will help reduce franchise tax obligations and better utilize our capital. Before the Change of Domicile, on February 18, 2022, we filed a Certificate of Amendment of the Amended and Restated Certificate of Incorporation with the Secretary of the State of Delaware to reduce the total number of shares of common stock that the Company is authorized to issue from 200,000,000 to 50,000,000 shares and the total number of shares of preferred stock that the Company is authorized to issue from 50,000,000 to 10,000,000 shares. After the Change of Domicile, on August 18, 2022, we filed a Certificate of Amendment to Articles of Incorporation of the Company with the Secretary of State of the State of Nevada, to increase the total number of shares of common stock that the Company is authorized to issue from 50,000,000 to 200,000,000 shares and the total number of shares of preferred stock that the Company is authorized to issue from 10,000,000 to 50,000,000 shares.

●	On July 21, 2022, we filed a Certificate of Amendment to Articles of Incorporation of the Company with the Secretary of State of the State of Nevada, pursuant to which we changed our name from “Oracle Health, Inc.” to “Future Cardia, Inc.”

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the rate of progress and cost of development activities;

●	costs of third-party laboratories to conduct our clinical studies;

●	the financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

●	the cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

●	personnel and facilities costs as we expand our operations;

●	the costs of sales, marketing, and customer acquisition;

●	willingness of healthcare providers to prescribe our device and the fees charged by them to do so;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate; and

●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in other regions of the world.

Results of Operations

Six Months Ended June 30, 2022 and 2021

For the six months ended June 30, 2022, we generated no revenue, and our cost of revenue was $0.  Our operating expenses totaled $1,238,996 which consisted primarily of $749,460 and $289,712 in research and development fees and professional fees, respectively. We incurred other expense of $53,147.  As a result of the foregoing, our net loss for the six months ended June 30, 2022 was $1,292,143.

For the six months ended June 30, 2021, we generated no revenue, and our cost of revenue was $0.  Our operating expenses totaled $429,631 which consisted primarily of stock-based compensation of $28,396 related to stock options, salaries and wages of $75,000, professional fees of $94,267, selling and marketing expenses of $283, general and administrative expenses of $28,515, and research and development expenses of $203,170, incurred in connection with general operations. We incurred other expense of $8,499.  As a result of the foregoing, our net loss for the six months ended June 30, 2021 was $438,130.

Liquidity and Capital Resources

As of June 30, 2022, we had cash in the amount of $3,964,380 and total liabilities of $580,043, and had cash used in operating activities of $1,170,162 for the six months ended June 30, 2022. As of December 31, 2021, we had cash in the amount of $2,391,353 and total liabilities of $1,565,786, and had cash used in operating activities of $1,635,060 for the year ended December 31, 2021.

Summary of Cash Flows

As of June 30, 2022, we had approximately $3,964,830 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2022	2021
Net cash used in operating activities	$(1,170,162)	$(407,148)
Net cash provided by (used in) investing activities	-	-)
Net cash provided by financing activities	2,743,639	600,000
Net increase (decrease) in cash and cash equivalents	1,573,477	192,852
Cash and cash equivalents at beginning of period	2,391,353	328,368
Cash and cash equivalent at end of period	$3,964,830	$521,220

Net cash used in operating activities was $1,170,162 for the six months ended June 30, 2022, primarily due to cash used to fund the net loss of $1,292,143 which was partially offset by non-cash expenses of $48,496 related to stock-based compensation and $73,485 of cash provided by changes in the levels of operating assets and liabilities which was primarily due to an increase in accrued interest of $53,210. Net cash used in operating activities was $407,148 for the six months ended June 30, 2021 primarily due to cash used to fund a net loss of $438,130 which was partially offset by non-cash expenses of $28,936 related to stock-based compensation.

Net cash provided by financing activities for the six months ended June 30, 2022 was $2,743,639 and was due to proceeds from the sale of common stock and proceeds from the issuance of convertible notes payable of $1,508,408 and $1,235,231, respectively. Net cash provided by financing activities for the six months ended June 30, 2021 was $600,000 due to proceeds from the sale of common stock.

Capital Expenditures and Other Obligations

We incurred no capital expenditures during the six months ended June 30, 2022 and 2021, respectively.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in the notes to our financial statements. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option’s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Our significant accounting policies are more fully described in the notes to our financial statements included herein for the six months ended June 30, 2022, and in the notes to our audited financial statements included in our Annual Report on Form 1-K for the year ended December 31, 2021, as filed with the SEC on April 21, 2022.

Item 2. Other Information

Other than the disclosure below, we have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Issuance and Conversion of Convertible Notes

On January 28, 2022, we issued two convertible notes to two investors in the principal amount of $150,000 and $200,000, respectively. On February 10, 2022, we issued one convertible note to one investor in the principal amount of $100,000. On May 4, 2022, we issued one additional convertible note to one investor in the principal amount of $675,000. The foregoing notes contain an automatic conversion feature permitting the noteholder to convert the notes into shares of common stock of the Company at a conversion rate of the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of the next round securities in a qualified equity financing (defined as any equity financing where the Company sells shares of equity securities, with an aggregate sales price of not less than $5,000,000, excluding the conversion of the notes or other convertible securities); or (ii) the price obtained by dividing the valuation cap of $20,000,000 by the number of outstanding shares of the Company immediately prior to the qualified equity financing. As a result of the Company consummating its Reg A Offering on the StartEngine platform on June 20, 2022, the Company had sold more than $5 million of common stock under the Reg A Offering and the automatic conversion of the notes was triggered. In addition, prior to 2022, the Company had issued convertible notes in the aggregate principal amount of $1,080,000 which notes contain a similar automatic conversion feature. As such, upon the closing of the Reg A Offering on June 20, 2022, all of the convertible notes outstanding then, with an aggregate principal amount of $2,205,000, were converted into a total of 1,971,354 shares of common stock of the Company.

On June 30, 2022, we issued two new convertible notes to two investors in the principal amount of $86,000 and $90,000, respectively. The new notes accrue interest at a rate of 6% per annum, compounded annually, and will mature on June 30, 2024. Prior to maturity, if the Company issues preferred equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $5,000,000, excluding conversion of the new notes or other convertible securities (a “Qualified Financing”), then the new note, and any accrued but unpaid interest thereon, will automatically convert at the lesser of (a) 80% of the per share price paid by the purchasers of such preferred equity securities in the Qualified Financing or (b) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding shares of the Company’s common stock prior to the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares reserved under any equity incentive plan of the Company and any equity incentive plan to be created in connection with the Qualified Financing but excluding conversion of the new note or other convertible securities issued for capital raising purposes), and (iv) at the option of the holder upon a liquidity event as such term is defined in the new note, the holder may elect to receive a cash payment of the principal and interest then outstanding under such new note, plus 200% of the principal of such new note or convert into shares of the Company’s common stock, par value $0.00001 per share, at a valuation cap of $20,000,000.

Issuance of Options Under the 2020 Equity Incentive Plan

On February 1, 2020, our board of directors and our stockholders approved the Company’s 2020 Equity Incentive Plan, or our 2020 plan. The 2020 plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants. The purpose of our 2020 plan is to attract, motivate, and retain directors, employees, and others in a position to affect the financial and operational performance of our company and to recognize contributions made to our company by these persons and to provide them with additional incentive to achieve the objectives of our company.

On January 1, 2022, under our 2020 plan, we issued options to three contract engineers to acquire an aggregate of 60,000 shares of our common stock. Each of the three contract engineers received an option to acquire 20,000 shares of common stock at an exercise price of $2.00 per share, the fair market value of our outstanding stock on the date of grant as determined by our board of directors. The options are subject to vesting, with 12.5% vesting on the respective vesting start date and on each three-month anniversary thereof until fully vested. One option to acquire 20,000 shares of common stock has the vesting start date of September 1, 2022 and will expire on September 1, 2031. The other two options to acquire a total of 40,000 shares of common stock have the vesting start date of November 1, 2022 and will expire on November 1, 2031.

On May 1, 2022, we issued an option to another independent contract engineer to acquire 20,000 shares of our common stock, at an exercise price of $2.00 per share and with an expiration date of November 1, 2031. This option is subject to vesting with 12.5% vesting on the vesting start date of November 1, 2022 and on each three-month anniversary thereof until fully vested.

Issuance of Outside Plan Options

On April 25, 2022, we issued an option to each of our two strategic business partners to acquire 10,000 shares of our common stock, at an exercise price of $2.00 per share. Such options may be exercised in whole or in part by the respective option holder until April 24, 2032.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF Future Cardia, INC. f.k.a. Oracle Health, inc.

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(Unaudited)
Assets
Current assets:
Cash	$3,964,830	$2,391,353
Prepaid expenses	2,317	-
Total current assets	3,967,147	2,391,353

Total Assets	$3,967,147	$2,391,353

Liabilities and stockholders’ deficit
Current Liabilities
Accounts payable	$53,850	$35,114
Accrued expenses	3,856	-
Accrued interest	-	38,566
Total current liabilities	57,706	73,680

Long-term Liabilities
Convertible notes payable	110,231	1,080,000
SAFE Agreements	412,106	412,106
Total Liabilities	580,043	1,565,786

Commitments and Contingencies (Note 7)

Stockholders’ Equity

Preferred stock, $0.00001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-	-

Common stock, $0.00001 par value, 50,000,000 shares authorized, 12,116,133 and 10,144,779 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	121	101

Common stock to be issued	1,508,408	-
Additional paid in capital	5,726,766	3,381,514
Accumulated deficit	(3,848,191)	(2,556,048)
Total Stockholders’ Equity	3,387,104	825,567
Total Liabilities and Stockholders’ Equity	$3,967,147	$2,391,353

The accompanying footnotes are an integral part of these unaudited financial statements

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2022	June 30, 2021
Revenue	$-	$-

Operating expenses:
Stock based compensation	48,496	28,396
Salaries and wages	95,735	75,000
Professional fees	289,712	94,267
Sales and marketing	116	283
General and administrative	55,477	28,515
Research and development	749,460	203,170
Total operating expenses	1,238,996	429,631

Operating loss	(1,238,996)	(429,631)

Other expense:
Interest expense	(53,209)	(2,586)
Interest income	62	-
Unrealized loss on due from shareholder	-	(5,913)
Total other expense	(53,147)	(8,499)

Net loss	$(1,292,143)	$(438,130)

Per share information:
Basic weighted average shares outstanding	12,116,133	8,500,000
Diluted weighted average shares outstanding	12,116,133	8,500,000

Net loss per share - basic and diluted	$(0.11)	$(0.05)

The accompanying footnotes are an integral part of these unaudited financial statements

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

	Common Stock		Common stock	Additional Paid	Accumulated
	Shares	Amount	to be issued	In Capital	Deficit	Total

Balance, January 1, 2021	8,500,000	$85	$-	$379,176	$(817,439)	$(438,178)

Sale of common stock	-	-	600,000	-	-	600,000
Vesting of stock options	-	-	-	28,396	-	28,396
Net loss	-	-	-	-	(438,130)	(438,130)
Balance, June 30, 2021	8,500,000	$85	$600,000	$407,572	$(1,255,569)	$(247,912)

	Common Stock		Common stock	Additional Paid	Accumulated
	Shares	Amount	to be issued	In Capital	Deficit	Total

Balance, January 1, 2022	10,144,779	$101	$-	$3,381,514	$(2,556,048)	$825,567

Sale of common stock	-	-	1,508,408	-	-	1,508,408
Shares issued in conversion of convertible notes and accrued interest	1,971,354	20	-	2,296,756	-	2,296,776
Vesting of stock options	-	-	-	48,496	-	48,496
Net loss	-	-	-	-	(1,292,143)	(1,292,143)
Balance, June 30, 2022	12,116,133	$121	$1,508,408	$5,726,766	$(3,848,191)	$3,387,104

The accompanying footnotes are an integral part of these unaudited financial statements

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2022	June 30, 2021
Cash flows from operating activities:
Net loss	$(1,292,143)	$(438,130)
Adjustment to reconcile net loss to net cash used in operating activities:
Stock based compensation	48,496	28,396
Change in operating assets and liabilities:
Prepaid expenses	(2,317)	-
Accounts payable	18,736	-
Accrued expenses	3,856	-
Accrued interest	53,210	2,586
Net cash used in operating activities	(1,170,162)	(407,148)

Cash flows from financing activities:
Proceeds from sale of common stock	1,508,408	600,000
Proceeds from issuance of convertible note payable	1,235,231	-
Net cash provided by financing activities	2,743,639	600,000

Net change in cash	1,573,477	192,852
Cash, beginning of period	2,391,353	328,368
Cash, end of year	$3,964,830	$521,220

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash financing activities:
Shares issued in exchange for convertible notes payable and accrued interest	$2,296,776	$-

The accompanying footnotes are an integral part of these unaudited financial statements

FUTURE CARDIA, INC.

F.K.A. ORACLE HEALTH, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Future Cardia, Inc., f.k.a. Oracle Health, Inc. (the “Company”) was incorporated in Delaware on May 9, 2019. On June 8, 2022, the Company completed a change of domicile and became incorporated in the state of Nevada. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company’s products will exploit certain proprietary research carried out by Jaeson Bang, its founder.

Throughout this report, the terms “our,” “we,” “us,” and the “Company” refer to Future Cardia, Inc.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company’s research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Financial Instruments

Our financial instruments consist of cash, accounts payable and convertible notes. The carrying values of these instruments approximate fair value due to the short-term maturities of these instruments.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2 - Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 - Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

The Company’s financial instruments consist of cash, accounts payable and convertible notes. The estimated fair value of these financial instruments approximates their carrying amounts due to the short-term nature of these instruments.

Certain non-financial assets are measured at fair value on a nonrecurring basis. Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic impairment tests. These items primarily include long-lived assets and other intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management’s estimate of each asset’s useful life.

Rent

The Company is party to a non-cancellable lease agreement for office space which commenced in January 2020 and had a term of eleven months. The Company is currently on a month-to-month basis with this lease agreement at $515 per month.

Advertising

The Company records advertising expenses in the period incurred.

Research & Development

The Company records research & development expenses in the period incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values, using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option’s vesting periods, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Loss Per Share

We calculate net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, and diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator. For the six months ended June 30, 2022 and 2021, any equivalents would have been anti-dilutive as we had a loss for the periods then ended. For the six months ended June 30, 2022 and 2021, the following number of potentially dilutive shares have been excluded from diluted net income (loss) since such inclusion would be anti-dilutive:

	Six Months Ended June 30,
	2022	2021

Stock options outstanding	800,000	700,000

Total	800,000	700,000

Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to the ASC Topic 740 Income Taxes. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the “more likely than not” standard to allow recognition of such an asset.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective may have an impact on our results of operations and financial position.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

The accompanying unaudited financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and satisfying liabilities in the normal course of business. At June 30, 2022, the Company had an accumulated deficit of $3.8 million and working capital of $3.9 million. During six months ended June 30, 2022, the Company used cash in operating activities of $1.2 million. As of June 30, 2022, the Company had cash of $4 million. The Company’s operating activities consume the majority of its cash resources. The Company anticipates that it will continue to incur net losses as it executes its development plans for 2022 and beyond, as well as other potential strategic and business development initiatives. In addition, the Company has had and expects to have negative cash flows from operations, at least into the near future. The Company has previously funded, and plans to continue funding, these losses primarily through current cash on hand, and additional infusions of cash from equity and debt financing.

The Company believes it has been able to mitigate the above factors with regard to its ability to continue as a going concern as a result of its May 6, 2022 and June 3, 2022 sales of common stock to which the Company received aggregate proceeds of $1.5 million. As a result of the above, and cash on hand as of June 30, 2022, the Company believes it has sufficient cash to fund operations for the twelve months subsequent to the filing date.

NOTE 3 – RELATED PARTY TRANSACTIONS

Employment Agreement

The Company entered into an informal employment agreement with its CEO on January 1, 2020, which includes an annual base salary of $120,000. On January 30, 2021, the board of directors approved a formal Employment Agreement which was executed on February 1, 2021, which increased his base annual salary to $150,000 effective January 1, 2021.

NOTE 4 –NOTES PAYABLE

Convertible Note Payable

During the year ended December 31, 2020, the Company issued convertible notes in the aggregate amount of $0.35 million to various note holders. The notes bear an interest rate of 6% per annum and will mature the earlier of (i) a liquidity event, or (ii) between January 31, 2023 and October 31, 2023. The Note will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the Note will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

During the year ended December 31 2021, the Company issued convertible notes in the aggregate amount of $0.73 million to various note holders. The notes bear an interest rate of 6% per annum and will mature the earlier of (i) a liquidity event, or (ii) July 31, 2024. The Note will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the Note will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

During the six months ended June 30, 2022, the Company issued convertible notes in the aggregate amount of $1.2 million to various note holders. The notes bear an interest rate of 6% per annum and will mature the earlier of (i) a liquidity event, or (ii) between January 28, 2025 and February 10, 2025. The Note will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the Note will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

During the six months ended June 30, 2022, the Company issued an aggregate amount of 1,971,354 shares of the Company’s common stock to various convertible note holders for the conversion of an aggregate of $2.2 million and $91,775 in principal and accrued interest, respectively. As of June 30, 2022, these shares have yet to be issued. The Company accrued $91,775 and $38,566 in interest associated with the above Notes as of June 30, 2022 and December 31, 2021, respectively. The Company had an outstanding principal balance of $110,231 and $1,080,000 in convertible notes payable at June 30, 2022 and December 31, 2021, respectively.

SAFE Agreements

During 2020 and 2019, the Company issued Simple Agreements for Future Equity (“SAFE”). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and $5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement (“Purchase Amount”) or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization (“Liquidity Price”) (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company’s available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of June 30, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company had $412,106 of SAFE obligations outstanding as of June 30, 2022 and December 31, 2021, with a valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of June 30, 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the six months ended June 30, 2022.

NOTE 5 – STOCKHOLDERS’ DEFICIT

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock. Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

On February 17, 2022, the Board of Directors approved to amend the Amended and restated Certificate of Articles of Incorporation to reduce the total number of authorized shares of the Company’s preferred stock to 10,000,000.

Common stock

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

On February 17, 2022, the Board of Directors approved to amend the Amended and restated Certificate of Articles of Incorporation to reduce the total number of authorized shares of the Company’s common stock to 50,000,000.

On April 28, 2021, the Company received aggregate proceeds of $600,000 for the sale of a total of 300,000 common shares at $2.00 per share under the Offering Circular of the Company dated January 13, 2021, relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000 (the “Offering”).

On August 25, 2021, we closed the Offering in which we sold an aggregate of 1,600,000 shares of common stock for gross proceeds of $3,300,000.

On April 28, 2022, the Company amended the Offering Circular of the Company dated January 13, 2021, relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings. Pursuant to the April 28, 2022 amendment the Company is offering up to 2,355,221 shares of common stock at an offering price of $2.00 per share for an aggregate maximum gross proceeds of $4,710,442 (the “April 2022 Offering”). During the six months ended June 30, 2022, the Company received aggregate proceeds of $1.5 million for the sale of a total of 754,204 common shares at $2.00 per share under the April 2022 Offering. These shares have not yet been issued as of the date of this filing and have been included with Common Stock to be Issued on the accompanying balance sheet as of June 30, 2022.

As of June 30, 2022 and December 31, 2021, the number of common shares issued and outstanding was 12,116,133 and 10,144,779, respectively.

NOTE 6 – STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan (“the Plan”). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the six months ended June 30, 2022, the Company granted 80,000 stock options under the Plan to various advisors. The granted options had an exercise price of $2.00 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vested at 12.5% on dates ranging from September 1, 2022 through November 1, 2022 and then quarterly over the next 21 months.

During the six months ended June 30, 2022, the Company granted 20,000 stock options under the Plan to two of our advisors. The granted options had an exercise price of $2.00 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vested immediately upon date of grant.

The total grant date fair value of options granted was $194,659.

The following is a summary of outstanding stock options issued as of June 30, 2022:

	Number of Options	Exercise Price per Share	Average Remaining Term in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2021	700,000	$0.59	8.15
Granted	100,000	2.00	-
Exercised	-	-	-
Outstanding, June 30, 2022	800,000	$0.77	8.33	$987,000

Exercisable, June 30, 2022	720,000	$0.63	8.21	$987,000

Stock option expense for the six months ended June 30, 2022 and 2021 was $48,496 and $28,396, respectively. Remaining unamortized stock compensation as of June 30, 2022 is $108,504.

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	5.50 – 6.42
Risk-free interest rate	1.63% – 2.89%
Expected volatility	175% - 177%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is party to a non-cancellable operating lease agreement for office space. The lease commenc ed in January 2020 with a term of eleven months at $500 per month and is currently on a month-to-month basis at $515 per month beginning January 2021.

On January 8, 2021, the Company paid $100,000 pursuant to a development agreement with a consultant dated January 5, 2021. The agreement includes design work by the consultant over the following 18 months at a total cost of approximately $2 million to deliver an implantable device suitable for patients under FDA guidelines.

NOTE 8 – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before the date that the financial statements were available to be issued. Based on this evaluation, other than the events below, no additional material events were identified which require adjustment or disclosure in the financial statements.

On July 21, 2022, the Company changed its name to Future Cardia, Inc.

On August 2, 2022, the Company issued a convertible note with a principal amount of $100,000 with an interest rate 6% per annum and will mature the earlier of (i) a liquidity event, or (ii) August 2, 2024. The Note will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the Note will convert to preferred shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Preferred Equity Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $20,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

On August 18, 2022, the Board of Directors and the Company’s stockholders approved to amend the Articles of Incorporation to increase the total number of authorized shares of the Company’s common stock and preferred stock to 200,000,000 and 50,000,000, respectively.

Item 4. Exhibits

Exhibit No.	Description
2.1*	Articles of Incorporation of Oracle Health, Inc., as amended (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on June 14, 2022)
2.2*	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on July 21, 2022 (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on July 25, 2022)
2.3*	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on August 18, 2022 (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on August 19, 2022)
2.4*	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.2 to an Annual Report on Form 1-K filed on April 21, 2022)
2.5*	Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
2.6*	Bylaws of Oracle Health, Inc., as amended (incorporated by reference to Exhibit 2.2 to a Current Report on Form 1-U filed on June 14, 2022)
3.1*	Form of Simple Agreement for Future Equity (SAFE) (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.2*	Form of Convertible Note (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.3*	Form of Crowd Note (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.4*	Oracle Health, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 15.1 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
4.1*	Form of Subscription Agreement for the Regulation A Offering (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.1*	Patent Assignment Agreement, dated April 19, 2021, between Jaeson Bang and Oracle Health, Inc. (incorporated by reference to Exhibit 6.4 to the semiannual report on Form 1-SA filed on September 28, 2021)
6.2*	License Agreement, dated November 18, 2019, between Oracle Health, Inc. and Texas Medical Center (i.e., Johnson & Johnson Innovation LLC (JLABS) License Agreement) (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.3*	Research Collaboration Agreement dated September 21, 2019, between Oracle Health, Inc. and Maastricht University (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.4*	Agreement between Tampa By Wave and Oracle Health, Inc. dated April 27, 2020 (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.5*	TMCx Accelerator Program Participation Agreement, dated October 5, 2020 (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.6*	Executive Employment Agreement dated January 7, 2022 between Oracle Health, Inc. and Jaeson Bang
6.7*	Services Agreement dated June 29, 2021 between the Company and StartEngine Crowdfunding, Inc. (incorporated by reference to Exhibit 6.2 to a Current Report on Form 1-U filed on December 20, 2021)
6.8*	Credit Card Services Agreement dated June 29, 2021 between the Company and StartEngine Crowdfunding, Inc. (incorporated by reference to Exhibit 6.3 to a Current Report on Form 1-U filed on December 20, 2021)
6.9*	Form of Stock Option Agreement (Oracle Health, Inc. Equity Incentive Plan) (incorporated by reference to Exhibit 15.2 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
7.1*	Agreement and Plan of Merge, dated June 7, 2022, by and between Oracle Health, Inc., a Delaware corporation, and Oracle Health, Inc., a Nevada corporation (incorporated by reference to Exhibit 7.1 to a Current Report on Form 1-U filed on June 14, 2022)
8.1*	Escrow Services Agreement, dated January 11, 2021, between Prime Trust LLC and Oracle Health, Inc. (incorporated by reference to Exhibit 8.1 to Amendment No. 4 to the Offering Statement on Form 1-A/A filed on January 12, 2021)
8.2*	Escrow Services Agreement dated November 30, 2021 among the Company, Prime Trust, LLC and StartEngine Primary, LLC. (incorporated by reference to Exhibit 8.1 to a Current Report on Form 1-U filed on December 20, 2021)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2022	Future Cardia, Inc.

/s/ Jaeson Bang
	Name:	Jaeson Bang
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jaeson Bang	CEO, President and Director	September 1, 2022
Jaeson Bang	(principal executive officer and principal financial and accounting officer)